UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

J.P. Morgan & Co., Incorporated
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   (Last)                           (First)             (Middle)

60 Wall Street
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                                    (Street)

New York                           New York            10260-0060
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


Symphonix Devices, Inc. ("SMPX")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


13-2625764
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4.   Statement for Month/Year


December 2000
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)
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7. Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                              4.                              5.             Owner-
                                                              Securities Acquired (A) or      Amount of      ship
                                                 3.           Disposed of (D)                 Securities     Form:       7.
                                                 Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct      Nature of
                                   2.            Code         ----------------------------    Owned at End   (D) or      Indirect
1.                                 Transaction   (Instr. 8)                   (A)             of Month       Indirect    Beneficial
Title of Security                  Date          -----------      Amount      or     Price    (Instr. 3      (I)         Ownership
(Instr. 3)                         (mm/dd/yy)     Code   V                    (D)             and 4)         (Instr.4)   (Instr. 4)
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

Common Stock, $0.001 par value     12/06/00       S               615,090     D      $4.015                  I           See Note 2
                                                                                                                           Below
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Common Stock, $0.001 par value     12/06/00       P               615,090     A      $4.015   2,460,630      I           See Note 3
                                                                                                                           Below
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                  2.                                                                                      Deriv-    of
                  Conver-                      5.                              7.                         ative     Deriv-   11.
                  sion                         Number of                       Title and Amount           Secur-    ative    Nature
                  or                           Derivative    6.                of Underlying     8.       ities     Secur-   of
                  Exer-             4.         Securities    Date              Securities        Price    Bene-     ity:     In-
                  cise     3.       Trans-     Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                  Price    Trans-   action     or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                of       action   Code       of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of          Deriv-   Date     (Instr.    (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative        ative    (Month/  8)         4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security          Secur-   Day/     --------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)        ity      Year)    Code   V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
Explanation of Responses:

(1) J.P. Morgan & Co., Incorporation ("Reporting Person") is the parent company of J.P. Morgan Capital Corporation ("JPMCC") and Sixty Wall Street Corporation ("Sixty Wall Corp.") JPMCC is the general partner of J.P. Morgan Capital, L.P. ("MPMCLP"). Sixty Wall Corp. is the general partner of Sixty Wall Street Fund, L.P. ("Sixty Wall"). JPMCLP and Sixty Wall are the direct beneficial owners of the shares of Common Stock to which this Form 4 relates. As a result, the Reporting Person may be deemed to be the beneficial owner of the shares of Common Stock owned by JPMCLP and Sixty Wall.

(2) The shares of Common Stock were disposed of by JPMCLP.

(3) The shares of Common Stock were acquired by Sixty Wall.

      /s/  Travis F. Epes                                   December 13, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.)

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